

Mail Stop 3030

March 17, 2009

VIA U.S. Mail and Facsimile (508) 358-9534

Robert E. Quinn
Corporate Controller
Candela Corporation
530 Boston Post Road
Wayland, MA 01778

> **Re: Candela Corporation**
> **Form 10-K for the fiscal year ended June 28, 2008**
> **Filed September 11, 2008**
> **File No. 000-14742**

Dear Mr. Quinn:

We have reviewed your response dated March 11, 2009 and related filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 28, 2008

Consolidated Financial Statements

Note 11. Income Taxes, page 62

1.   We note your response to prior comment 2 in our letter dated February 10, 2009.
        We see that you reported a domestic taxable loss of $16.2 million for fiscal year
        2008. It also appears that you are continuing to experience taxable losses into
        fiscal year 2009. In light of the current taxable losses, tell us why you believe that
        you can rely on projections of future taxable income to substantiate the realization
        of the deferred tax asset. Please also tell us whether you expect to generate
        taxable income for fiscal year 2009, discuss the extent to which you have
        historically met projections of taxable income and explain how projections for
        future tax years have been determined and whether your projections reflect
        current market conditions. Please provide us with a more detailed analysis of
        your assumptions underlying the determination that it is more likely than not that
        the net asset will be realized.

2.   As a related matter, in future filings, critical accounting policies should also
        provide clear and detailed disclosure of the assumptions and judgments employed
        to determine that the deferred tax asset is realizable.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your responses to our comments.

        You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if
you have questions. In this regard, please do not hesitate to contact Martin James, Senior
Assistant Chief Accountant, at (202) 551-3671 with any other questions.

                                                Sincerely,

                                                Brian Cascio
                                                Accounting Branch Chief